Delaware Group Equity Funds V
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

Delaware Distributors, L.P.
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354

May 19, 2021

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Jeff Long and Jaea Hahn

Re:	Delaware Group Equity Funds V (Registrant) File No. 333-255163 File No. 811-04997 Registration Statement on Form N-14 and Request for Acceleration

Dear Mr. Long and Ms. Hahn:

The above referenced Registration Statement on Form N-14, which was filed on May 19, 2021 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Class A, Institutional Class, and Class R6 shares of Delaware Small Cap Value Fund (the “Acquiring Fund”), a series of the Registrant, that will be issued to shareholders of Delaware Special Situations Fund, (the “Acquired Fund”), a series of Delaware Group Equity Funds IV, in connection with a transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

On behalf of the above referenced Registrant and its principal underwriter, Delaware Distributors, L.P., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Thursday, May 20, 2021, or as soon as practicable thereafter.  A definitive Prospectus/Information Statement will be filed and mailed to Acquired Fund shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Taylor Brody of Stradley Ronon Stevens & Young, LLP.

Please contact Taylor Brody at (215) 564-8071 if you have any questions or comments regarding this filing or the acceleration request.

Sincerely,

	/s/ Shawn K. Lytle		/s/ Brett D. Wright
Name: Title:	Shawn K. Lytle President/Chief Executive Officer Delaware Group Equity Funds V	Name: Title:	Brett D. Wright President Delaware Distributors, L.P.